Exhibit 99.1

InterCure Provides an Update Regarding the Security Situation in Israel

NEW YORK, and HERZLIYA, Israel — October 17, 2023 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading medical cannabis company in Israel and outside of North America, today addressed the status of the security situation in the State of Israel, and its impact on the Company and its employees.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border (the “Israeli Southern Border”) from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations.

As a Company that chose to establish its main facility in Kibbutz Nir Oz (the “Southern Israel Site”), approximately 2 kilometers from the Gaza border, we stand united with the Israeli villages and towns bordering the Gaza Strip, all the victims of the terrorist attack, the citizens and the defense forces of our country. We seek to strengthen and embrace all those who need assistance. Together, we will win.

Despite the numerous challenges, the Company’s management, cannabis trading houses, and pharmacies are working diligently to provide the required service to patients, and meet the growing demand for the Company’s products, especially during this difficult period. The Southern Israel Site in Kibbutz Nir Oz, one of the most advanced and largest facilities in Israel and outside North America, encompasses the largest genetic bank and inventory in Israel.

Since the beginning of the war, the Southern Israel Site facility in Nir Oz has been designated by the Israeli authorities as a closed military area. At this point, the Company in unable to assess the extent of the damage to the Southern Israel Site, and the scope of the rehabilitation that will be required. All of the Company’s remaining facilities, in Israel and abroad, are functioning normally, and have been asked to ramp up production. The Company estimates in high certainty that it will be entitled for compensation from the Israeli Government for the damages suffered.

During the COVID-19 pandemic, the Company’s facilities, including the Southern Israel Site in Nir-Oz, were recognized as an “essential enterprise” by the Israeli government.

The Company has received substantial offers to supply its inventories and to grow its genetics from various local and international strategic partners.

At this point, the duration of the war, and its direct and indirect damages are highly uncertain. While the Company is estimated in high certainty that the Israeli government will compensate the Company for damages that were caused by the terrorist attack and the war, the Company is currently unable to estimate the impact on its financial results.

As the largest and leading medical cannabis company in Israel, InterCure has decided to support and supply the communities in the Israeli Southern Border, as well as the survivors from the terrorist attack, with its line of products, free of charge, to ease their pain and provide relief for various medical conditions, including pain relief and trauma treatment. The Company is working closely with the Ministry of Health of Israel to promote special trauma treatment programs.

InterCure, along with the entire nation of Israel, recognizes the difficult loss of families who have lost loved ones, wish a full recovery for the thousands injured, strengthen the hands of the families who’s loved ones have been kidnapped, including two of our Nir-Oz employees and families who’s loved ones have been missing, and hope they return home safely and shortly.

The CEO of InterCure, Alexander Rabinovich, commented: “Despite the despicable barbaric terrorist attack against the residents of Israeli towns and villages, we stand strong. We support the families of those murdered and injured, among them, several of Company’s employees from Kibbutz Nir-Oz.

We wish to thank the Israeli Defense Forces for their courage and commitment to achieving victory. Having seen the Company’s employees mobilized as soon as the war broke out, we are deeply grateful and proud for their commitment and dedication to providing aid to the Israeli towns and villages adjacent to the Gaza Strip.

We are thankful for all our managers and employees for their commitment and for our strategic partners in Israel and worldwide who stand with us in this war time.

The Company’s leadership position in the medical cannabis market and the fact that we operate from and through the wonderful community of Kibbutz Nir-Oz for years, makes it our obligation to act quickly to restore the Southern Israel Site in Kibbutz Nir Oz for the benefit of all our patients. The Company is committed to support the communities and provide its products, to patients living in the affected areas and all the survivors of the terrorist attack. Bringing relief is our mission statement. Together, we will win.

עם ישראל חי”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co